Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 12, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9391
                         ETF Growth and Income May '21
                                 (the "Trust")
                      CIK No. 1851122 File No. 333-255401
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      2. THE STAFF NOTES THE PORTFOLIO SELECTION PROCESS STATES, "THE EQUITY ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT IN ORDER TO PROVIDE BROAD EXPOSURE TO VARIOUS MARKET CAPITALIZATIONS IN BOTH DOMESTIC AND INTERNATIONAL MARKETS, AS WELL AS ETFS WHICH ARE MORE NARROWLY FOCUSED IN ORDER TO CAPITALIZE ON THEMATIC, SECTOR, INDUSTRY OR COUNTRY SPECIFIC OPPORTUNITIES." PLEASE EXPLAIN WHAT THE TRUST MEANS BY SELECTING ETFS TO CAPITALIZE ON "THEMATIC, SECTOR, INDUSTRY OR COUNTRY SPECIFIC OPPORTUNITIES."

      Response: In accordance with the Staff's comment, the above disclosure has been revised as follows. If the Trust's final portfolio includes significant exposure to theme-based ETFs, appropriate risk disclosure will be added to the Trust's prospectus.

      The equity ETFs were selected by our research department in order to provide broad exposure to various market capitalizations in both domestic and international markets, as well as ETFs which are more narrowly focused, such as ETFs that provide exposure to a specific theme (e.g., internet or clean energy), sector, industry or country, in order to capitalize on specific opportunities determined by our research department.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                           Daniel J. Fallon